UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 7, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

First Quarter 2015 Results

Buenos Aires, May 7, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the first quarter ended March 31, 2015.

Petrobras Argentina's net income for the  first quarter of 2015 is a gain of ARS 822 million compared to a gain of ARS 698 million for the first quarter of previous  year.

The gain in the first quarter of 2015 is attributable to an operating income of ARS 1,417 million, offset by an income tax charge of ARS 530 million, a minority interest charge of ARS 39 million and financial expenses of ARS 26 million.

The first quarters of 2015 and 2014 include a gain before income tax of ARS 674 million attributable to the sale of assets in the Austral basin, and ARS 181 million attributable to the sale of interest in Puesto Hernandez Joint Venture (UTE), respectively.

Income Statement

Sales

Gross Profit

Other Operating Results

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

-In 2015 quarter, net sales increased ARS 307 million to ARS 2,617 million.

Oil sales increased ARS 152 million to ARS 1,932 million in 2015 quarter, mainly as a result of an improvement in average sales prices, partially offset by a decline in sales volumes derived from the natural decline of mature fields.

Gas sales rose 31% to ARS 664 million in 2015 quarter, mainly as a consequence of an improvement in average sales prices for the residential segment. Sales volumes were similar in both quarters and totaled 256 MMcf/d in 2015 quarter, with an increase in production from the Neuquén basin due to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

- Gross profit totaled ARS 854 million in 2015 quarter and ARS 1,056 million in 2014 quarter and margin on sales decreased to 32.6% in 2015 quarter from 45.7% in 2014 quarter, due to the fact that the increase in the lifting cost was higher than the above mentioned improvement in average sales prices.

Refining and Distribution

- Sales rose ARS 557 million to ARS 3,028 million in the quarter under review, as a result of the combined effect of increased sales volumes and, to a lesser extent, an improvement in refined product sales prices and higher crude oil sales volumes.

Refined product sales volumes totaled 516.4 thousand cubic meters in 2015 quarter and 467.2 thousand cubic meters in 2014 quarter, in line with an increased demand in 2015 quarter.

- Gross profit totaled ARS 256 million in 2015 quarter and ARS 252 million in 2014 quarter, with margins on sales of 8.5% and 10.2%, respectively. The improvement in sales prices was offset by an increase in purchase costs for supplies.

Petrochemicals

- In 2015 quarter, sales decreased ARS 38 million to ARS 1,050 million as a consequence of reduced styrenic product sales.

Styrenic product sales revenues dropped ARS 51 million to ARS 641 million in 2015 quarter, as a result of lower synthetic rubber sales volumes and, to a lesser extent, a decline in styrene average prices, in line with the drop in international prices.

Sales revenues resulting from the catalytic reformer plant operations rose ARS 13 million to ARS 409 million in 2015 quarter, mainly due to higher prices in pesos, partially offset by a decline in sales volumes.

- Gross profit totaled ARS 190 million in 2015 quarter and ARS 245 million in 2014 quarter, basically as a consequence of lower sales volumes. Margins on sales dropped to 18.1% in 2015 quarter from 22.5% in 2014 quarter. In addition, variable margins on products were impacted by higher fixed production costs compared to previous year.

Gas and Energy

Marketing and Transportation of Gas

- In 2015 quarter, natural gas sales revenues rose ARS 139 million to ARS 736 million, mainly due to an improvement in average sales prices. Sales volumes were similar in both quarters and totaled 270 million cubic feet per day in 2015 quarter. The increase in average sales prices is mainly attributable to higher volumes of non-conventional gas sold at Gas Plus price and improved prices for the residential and CNG segments.

- Gross profit reflected gains of ARS 42 million and ARS 41 million in 2015 and 2014 quarters, respectively, and gross margin on sales was 5.7% in 2015 quarter and 6.9% in 2014 quarter.

Electricity

- In the first quarter of 2015, net sales for electricity generation increased ARS 23 million to ARS 358 million, mainly due to an improvement in average sales prices, partially offset by lower sales volumes in 2015 quarter. In this respect, sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,759 Gwh in 2015 quarter and 1,851 Gwh in 2014 quarter.

- Gross profit increased ARS 41 million to ARS 143 million in 2015 quarter, in line with the above mentioned improvement in sales prices, with gross margins on sales of 39.9% in 2015 quarter and 30.4% in 2014 quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 05/07/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney